Room 4561

	October 12, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Registration Statement on Form S-3 filed September 20, 2005
	File No. 333-128434

Dear Mr. Alfano:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. As you know, on October 5, 2005, we issued comments regarding your additional pending registration statement on Form S-3, File No. 333-
127587. Please be advised that the current registration statement will not be declared effective until all pending comments on your registration statement on Form S-3, File No. 333-127587, have been cleared.

Prospectus Front Cover Page

2. In order to put the current offering in context for investors, please revise the front cover page of the registration statement to briefly describe your additional pending offering on registration statement number 333-127587, including disclosure regarding the number of securities to be offered under such additional registration statement.

Selling Securityholders, page 22

3. Please revise this section to provide the material terms of the transactions in which your selling stockholders acquired the securities that are being registered for resale here, including information regarding the nature, date and value of the issuance transactions. While we note your discussion on the cover page of your prospectus as well as your disclosure regarding the material
relationship you have with certain selling stockholders,   you
should
revise here to expand on your discussion of the transaction(s) in which your selling stockholders obtained their shares and elaborate on the material relationships you mention. Please see Item 507 of Regulation S-K.

4. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities.
See Interpretation I.60 of our July 1997 Manual of Publicly
Available
Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

5. It does not appear that any selling stockholder is a registered broker-dealer. Please confirm. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholders acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Exhibits

6. We note from page 23 that you have employment relationships with several of the selling securityholders. If employment agreements govern these relationships, they should be filed or incorporated by reference as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.



*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001